UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File No. 001-36675

FIAT CHRYSLER AUTOMOBILES N.V.

(Translation of Registrant’s Name Into English)

25 St. James’s Street

London SW1A 1HA

United Kingdom

Tel. No.: +44 (0)20 7766 0311

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On January 29, 2015, Fiat Chrysler Automobiles N.V. (“FCA”) announced the appointment of Jon Nelson as Group Chief Accounting Officer. Mr. Nelson will replace Alessandro Gili, who has been appointed as Chief Financial Officer of FCA’s 90% owned subsidiary, Ferrari S.p.A. Mr. Gili will maintain responsibility as Chief Accounting Officer with respect to the 2014 Group financial statements through the filing of FCA’s annual report on Form 20-F with the U.S. Securities and Exchange Commission, expected to occur in early March 2015. Effective February 2, 2015, Mr. Nelson will assume responsibility as Chief Accounting Officer for Group financial reporting beginning with the 2015 fiscal year.

Mr. Nelson joins the Group from PricewaterhouseCoopers LLP (“PwC”), where he most recently led PwC’s U.S. Capital Markets and Accounting Advisory Services practice for the Automotive sector.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2015	FIAT CHRYSLER AUTOMOBILES N.V.

	By:	/s/ Richard K. Palmer
		Name:	Richard K. Palmer
		Title:	Chief Financial Officer